UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Wireless electrical Grid LAN, d/b/a WiGL Inc
(Exact name of issuer as specified in its charter)

Virginia	84-4888797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1919 Commerce Drive, Suite #120, Hampton, VA 23666
(Full mailing address of principal executive offices)

626-401-1866
(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “WiGL” or “the Company” refers to Wireless Electrical Grid LAN, WIGL Inc., a Virginia corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our special annual report filed on Form 1-K on April 27, 2023. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2023 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023

Overview

Wireless Electrical Grid LAN, WiGL Inc. was incorporated on February 26, 2020 under the laws of the state of Virginia, and is headquartered in Hampton, VA. The company is engineering the technology to enable consumers to ditch cords and wires and operating their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the company’s patent, the company through wireless energy pioneering intends to bring consumers the ability to synchronize, create and sell products that manage and reduce costs associated with wirelessly powering devices.

From 2020 until present, we achieved the following milestones:

●	WiGL contracted RFD diagnostics to demonstrate far-field wireless power over 3 feet with a single transmitter and multiple light emitting diode receivers.

●	Awarded a contract to demonstrate WiGL in a fighter helmet for the Department of Defense demonstrations.

●	WiGL contracted Florida International University to demonstrate wireless power over 3 feet with a single transmitter and a single receiver to recharge a capacitor connected to a cellphone, thereby, demonstrating capabilities similar to the fighter helmet.

●	WiGL then contracted FIU to demonstrate and publish the results of transmitting wireless power over 3 feet with a multiple transmitters and a single receiver to recharge a capacitor connected to a cellphone, while the cellphone was in motion.

●	Via the FIU results, we proved that WiGL can recharge a cellphone at a VA Tech Research Center’s Tech Talk using commercially available off the shelf products; modified so that they were WiGL enabled.

●	WiGL was awarded an AFWERX Wireless Power Small Business Innovation Proposal (SBIR) in 2021.

●	WiGL partnered with competitors, with the intent that WiGL enabled offerings can begin entering the Department of Defense market by the end of Q4 2022.

●	During Interim 2022, the Company entered into a contract with the Department of Defense that included eight tasks for a total contract amount of $749,999. As of June 30, 2023, 2023, all eight phases of the contract have been completed. Below is a description of the 8 tasks:

TASK #	DESCRIPTION
1-3	Create prototypes of the transmitters (Tx) and receivers (Rx)
4	WiGL engineers demonstrate to the Department of Defense a Tx network and a roaming Rx in the laboratory. Complete a mock trial of Task 6.
5

Update and design WiGL’s World Fair 2.0 (“WWF 2.0”) based on Department of Defense feedback from Task 4.

Information required by the Department of Defense to describe the WiGL’s World Fair 2.0 includes, but is not limited to the following: size of fair, number of devices to be included in the fair, location of the demonstrations, participants, etc.

6

A demonstration of the WWF 2.0

Location: Department of Defense base.

Participants: Individuals that are on active duty. WiGL engineers will not be running the demonstration.

Device in Use by Participants: mission critical devices sued by the participants.

7	Roadmap for the Department of Defense to purchase additional Tx, Rx and WiGL eNERGY devices. Request for additional funding.
8	Final report.

●	During 2022 WiGL performed a successful lab demonstration of both a PowerCast and Energous WiGL-enabled transmitter network for the Department of Defense.

●	In 2022, WiGL was awarded an additional $75,000 contract with AFWERX for its patented peer-to-peer power sharing using tWPT and/or wired resources.

●	During 2022 WiGL performed a successful lab demonstration of both a PowerCast and Energous WiGL-enabled receiver, plus PowerBank to recharge an Apple and Samsung cellphone on a touchless Wireless Power Transfer (tWPT) network.

●	During 2022 WiGL performed a successful lab demonstration of the Saltwater Generator (“SWG”): WiGL eNERGY.

●	In January 2023, the company demonstrated the SWG and tWPT, live, to the Air Force Installation Mission Support Center and Air Force Security Forces Center. (This was not a lab demonstration).

●	WiGL successfully demonstrated the WiGL’s World Fair 2.0 at Altus Air Force Base in the Spring/Summer of 2023.

●	During 2022 WiGL began manufacturing SWG prototypes and minimally viable products. The company intends to commercialize these product in 2024-2026.

●	In June 2023, WiGL was awarded a $799,000 contract with Altus AFB to continue the tWPT and SWG products developed during the WiGL’s World Fair 2.0.

The Company’s Products

WiGL’s #1 product is its name. WiFi is a distinct name and recognizable around the world as the vehicle to get touchless wireless internet. Wireless power is in early stages and there is no single name/name dominance that currently links all forms of touchless wireless electrical power. WiGL’s primary goal, related to the market for wireless power, is to:

●	create the name,

●	create the logo and

●	create the subscription market.

Ideally, by 2030, there will need to be a logo on doors, an icon on phones, and instructions on laptops around wireless power. WiGL’s intends to be the preeminent name and iconography of or related to near filed and far field wireless power.

WiGL enabled products are still currently in early developmental stages as the Company is in the very early stages of developing the technology, however, near-field and far-field wireless power are known and growing. WiGL is building three new developmental prototypes in support of its upcoming demonstration for the Department of Defense:

●	A small WiGL enabled transmitter that plugs into a home or business electrical 110V outlet. In July 2022, we demonstrated this prototype for the Air Force.

●	WiGL enabled phone case receivers that recharge your battery on the move. In July 2022, we demonstrated this prototype for the Air Force.

●	WiGL enabled receivers for lighting. We contracted with Guinn Partneres and Energous and will be demonstrating for the Air Force by Q4 2023. We intend to bring the related product to market for the 2025 buying season.

●	WiGL has partner with wireless power industry leaders to deliver these products that are WiGL enabled.

Results of Operations

The Company’s net revenues for the period ended June 30, 2023 (“Interim 2023”) was $245,253 and for the period ended June 30, 2022 (“Interim 2022”) was $50,000. During Interim 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the period ending June 30, 2023, the Company completed all eight phases and earned $$750,000 in revenue.

For Interim 2023, operating expenses were $1,533,734, compared to $1,336,264 for Interim 2022, an increase of $197,470. The operating expenses consist of: (i) professional fees, (ii) advertising and marketing, (iii) general and administrative costs, (iv) rent, (v) travel, (vi) consulting and contractor expense, (vii) payroll and related expenses and (viii) depreciation and amortization. For Interim 2023 operating expenses related to research and development increased from $686,344 for Interim 2022 to $815,720 for Interim 2023, an increase of $129,376 or 19%. As described in Note 1 to the financial statements for the period ended June 30, 2023, the research and development costs include salaries, research materials and administrative costs. Salaries of executives included within the research and development costs for Interim 2023 totaled $ 211,324.68.

General and administrative increased from $39,712 for Interim 2022 to $141,817 for Interim 2023, an increase of $102,105 or 257%. The increase was due to expenses incurred during the course of the Company’s securities offerings. As a result of the foregoing, the Company generated a net loss of $1,081,636 for Interim 2023 compared to a net loss of $1,490,394 for Interim 2022.

Liquidity and Capital Resources

The Company’s current capital resources come from funds raised in a Regulation A offering and a Regulation CF offering, that has made cash available to the Company for general operating purposes. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

For Interim 2023 the Company’s cash on hand was $658,467. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of Interim 2023 the Company had a net loss of $$1,081,636 and an accumulated deficit of $5,590,852.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Recent capital raising activity

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold 1,274 shares of common stock for gross proceeds of $675.

During the six months ending June 30, 2022, the Company opened up a Regulation A raise and sold an additional 545,394 shares of common stock for gross proceeds of $800,247. There were $103,944 in net fees related to the fundraise. Of the gross proceeds, there was $44,496 placed in escrow to be distributed to the Company.

During the year ending December 31, 2022, the Company continued with the Regulation A raise and sold a total of 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58/share. There were an additional 84,055 bonus shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company subsequent to year end.

During the six months ending June 30, 2023, the Company continued with the Regulation A raise and sold an additional 1,372,232 shares of common stock for gross proceeds of $2,022,650. There were $303,402 in net fees related to the fundraise. Of the gross proceeds, there was $113,500 placed in escrow to be distributed to the Company. The total escrow balance as of June 30, 2023 was $219,647.

In December of 2022 Company’s CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

Investments

During the year ending December 31, 2021 the Company invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

During the six months ending June 30, 2022, the Company received $752,973 in proceeds from sale of investments, and reinvested $4,448 of dividends into investments. During the period ending June 30, 2022, the Company had unrealized losses of $133,677 and a loss on stock sales of $74,901.

During the six months ending June 30, 2023, the Company reinvested $375 of dividends into investments. During the period ending June 30, 2023, the Company had unrealized gains of $104,415.

During the year ending December 31, 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of June 30, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

Related Party Transactions

During the year ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual salary and this remains outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 were incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $104 in the six months ending June 30, 2023 for a balance of $64,108.

Going Concern

The Company sustained a net loss of $1,081,636 and had negative operating cash flows for the six months ended June 30, 2023. As of June 30, 2023, the Company had an accumulated deficit of $5,590,852 and limited liquid assets with $658,467 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Trend Information

Historically, the technology has been expensive to integrate. However, due to WiGL’s relatively inexpensive component integration we believe that WiGL is poised to enter and disrupt the market.

The most prominent factors that drive the wireless charging market growth are the following:

●	Increase in connected mobile devices via the Internet of Things;

●	Increase in sales of electric vehicles;

●	Constantly evolving portable electronics; and

●	Wearables market.

The global power electronics market size is projected to grow from USD 35.1 billion in 2020 to USD 44.2 billion by 2025, at a CAGR of 4.7%. The increasing focus on the use of renewable power sources across the globe, growing adoption of power electronics in the manufacturing of electric vehicles, and increasing use of power electronics in consumer electronics are the major factors driving the growth of the power electronics market.

Conversely, similar to most original equipment manufacturers (“OEM’s”), the power electronics market in 2020 was affected by the impact of COVID-19. OEM’s generally, have experienced a decline in demand for end-products, which ultimately will affect the growth of the power electronics market.

In current market conditions, we believe that WiGL is poised to be a leader in the wireless charging market. As noted above, as of June 30, 2023, the Company has completed all phases of its contract with the Department of Defense. And as a result, WiGL was awarded an additional 2-year contract to continue to fine-tune WiGl offerings for the DoD. We believe this, as long with our other activities, demonstrates the viability of WiGL as a technology, and as a product. The next phase of our development will include the following:

●	Launch tWPT Christmas Trees into stores by 2025.

●	Launch SWG water bottles into stores by Q1 2025.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

Financial Statements

June 30, 2023

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS

June 30, 2023

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

BALANCE SHEETS

June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$658,467	$306,950
Funds in escrow	219,647	106,147
Investment in securities	252,676	147,709
Inventory	3,911	3,911
Total current assets	1,134,701	564,717

Property and equipment, net	40,571	47,609
Equity investments	5,674	5,851
Patents, net	187,382	158,730
Trademarks	65,212	46,263
Total assets	$1,433,540	$823,170

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$50,675	$78,021
Related party payable	64,108	64,004
Total current liabilities	114,783	142,025

Total liabilities	114,783	142,025

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 95,271,428 and 93,899,196 no par value shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	6,909,609	5,190,361
Accumulated deficit	(5,590,852)	(4,509,216)
Total stockholders’ equity	1,318,757	681,145
Total liabilities and stockholders’ equity	$1,433,540	$823,170

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided.

See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF OPERATIONS

For the six months ending June 30, 2023 and 2022 (Unaudited)

	June 30, 2023	June 30, 2022
Revenues	$245,253	$50,000
Total revenue	245,253	50,000

Operating expenses:
Professional fees	139,407	81,566
Advertising and marketing	53,122	74,335
General and administrative	141,817	39,712
Rent	13,217	13,422
Travel	63,554	20,330
Consulting and contractor expense	19,901	143,256
Payroll and related expenses	276,134	260,779
Research and development	815,720	686,344
Depreciation and amortization	10,862	16,520
Total operating expenses	1,533,734	1,336,264

Loss from operations	(1,288,481)	(1,286,264)

Other income (expense)
Unrealized gain (loss)	104,415	(133,677)
Interest expense	(181)	-
Other income	102,236	-
Loss on stock sales	-	(74,901)
Dividend income	375	4,448
Total other income (expense)	206,845	(204,130)

Net loss before income taxes	(1,081,636)	(1,490,394)
Provision for income taxes	-	-
Net loss	$(1,081,636)	$(1,490,394)

Basic and diluted loss per share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding - basic & diluted	94,742,983	93,131,531

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided.

See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the six months ending June 30, 2023 and 2022 (Unaudited)

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Equity
Balance on December 31, 2021	93,001,995	$4,250,720	$(1,935,795)	$2,314,925

Issuance of common stock for cash	545,394	800,247	-	800,247
Offering costs	-	(103,944)	-	(103,944)
Net loss	-	-	(1,490,394)	(1,490,394)

Balance on June 30, 2022	93,547,389	4,947,023	(3,426,189)	1,520,834

Balance on December 31, 2022	93,899,196	5,190,361	(4,509,216)	681,145

Issuance of common stock for cash Reg A	1,372,232	2,022,650	-	2,022,650
Offering costs	-	(303,402)	-	(303,402)
Net loss	-	-	(1,081,636)	(1,081,636)

Balance on June 30, 2023	95,271,428	$6,909,609	$(5,590,852)	$1,318,757

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided.

See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF CASH FLOWS

For the six months ending June 30, 2023 and 2022 (Unaudited)

	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net loss	$(1,081,636)	$(1,490,394)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	10,862	16,520
Unrealized (gain) loss on investments	(104,415)	133,677
Realized loss on securities	-	74,901
Changes in operating assets and liabilities:
Related Party Payable	104	-
Payroll advance to employee	-	11,382
Escrow and other receivables	-	162,583
Accounts payable and accrued expenses	(27,346)	(117,754)
Net cash used by operating activities	(1,202,431)	(1,209,085)

Cash flows from investing activities
Proceeds from sale of investments	-	752,973
Reinvestment of dividends and capital gains into investments	(375)	(4,448)
Purchase of equity investments	-	(1,710)
Intangible application expenditure	(51,425)	(82,114)
Net cash provided (used) by investing activities	(51,800)	664,701

Cash flows from financing activities
Proceeds from issuance of common stock	2,022,650	800,247
Advances on shareholder loan	-
Offering costs	(303,402)	(103,944)
Subscription receivable	(113,500)	-
Net cash provided by financing activities	1,605,748	696,303

Net increase in cash and cash equivalents	351,517	151,919
Cash and cash equivalents, beginning	306,950	300,669
Cash and cash equivalents, ending	$658,467	$452,588

Supplemental cash flow information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Supplemental disclosure of non-cash financing and investing activities:
Proceeds from issuance of common stock held in escrow	$-	$44,496

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. No assurance provided.

See accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. (“the Company”, “we”, ‘our”, or “us”) was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company’s patent, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company’s revenue recognition policy standards include the following elements:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies the performance obligations.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

During the six months ending June 30, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the period ending June 30, 2022, the Company completed the first phase for revenue earned of $50,000. During the six months ending June 30, 2023, the Company earned an additional $200,000 on the contract.

In November of 2022, the Company entered into a contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023 for $45,000.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.”

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of June 30, 2023, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company’s activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

●	Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

●	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	June 30, 2023
	Level 1	Level 2	Level 3	Total
Stocks	$252,676	$-	$-	$252,676
Nonpublic company investments	-	-	5,674	5,674
	$252,676	$-	$5,674	$258,350

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Stocks	$147,709	$-	$-	$147,709
Nonpublic company investments	-	-	5,851	5,851
	$147,709	$-	$5,851	$153,560

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2023 and December 31, 2022, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of June 30, 2023 and December 31, 2022, there was $408,467 and $56,950 in cash that exceeded federal insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the six months and year ended June 30, 2023 and December 31, 2022, the Company determined no such impairment charge was necessary. The Company had $3,911 of inventory as of June 30, 2023 and December 31, 2022, and was comprised of raw materials.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at June 30, 2023 and December 31, 2022.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2023 and December 31, 2022.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $252,676 and $147,709 at June 30, 2023 and December 31, 2022, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 and $5,851 at June 30, 2023 and December 31, 2022, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company’s advertising costs are expensed as incurred. During the six months ending June 30, 2023 and 2022, the Company incurred $53,122 and $74,335 in advertising costs, respectively, recorded under the heading ‘Advertising and marketing’ in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of January 1, 2022 and for the year ended December 31, 2022 and six months ending June 30, 2023 since its lease is short-term in nature.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes that the adoption of ASU 2017-04 will have no impact on the Company’s financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 will have no impact on the Company’s financial statements and disclosures.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity’s own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through September 14, 2023, the date these financial statements were available to be issued and noted no material subsequent events for disclosure.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $1,081,636 and had negative operating cash flows for the six months ended June 30, 2023. As of June 30, 2023, the Company had an accumulated deficit of $5,590,852 and limited liquid assets with $658,467 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Patents issued	$157,654	$85,753
Patents pending	39,723	79,148
Trademarks	65,212	46,263
Total intangible assets	262,589	211,164
Accumulated amortization	(9,995)	(6,171)
Intangible assets, net	$252,594	$204,993

As of June 30, 2023, the Company has been issued seven patents all of which have been assigned the useful life of the patent and are being amortized. The Patents issued totaled $157,654 and $85,753 as of June 30, 2023 and December 31, 2022, respectively. There was amortization expense of $3,824 and $1,219 for the six months ending June 30, 2023 and 2022, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Test equipment and PPE	$9,287	$9,287
Electronic Vehicle	62,728	62,728
	72,015	72,015
Accumulated depreciation	(31,444)	(24,406)
Property and equipment, net	$40,571	$47,609

Depreciation expense for the six months ended June 30, 2023 and 2022, was $7,038 and $15,301, respectively.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual salary and this remains outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 were incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $104 in the six months ending June 30, 2023 for a balance of $64,108.

NOTE 6 – INVESTMENTS

During the year ending December 31, 2021 the Company invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

During the six months ending June 30, 2022, the Company received $752,973 in proceeds from sale of investments, and reinvested $4,448 of dividends into investments. During the period ending June 30, 2022, the Company had unrealized losses of $133,677 and a loss on stock sales of $74,901.

During the six months ending June 30, 2023, the Company reinvested $375 of dividends into investments. During the period ending June 30, 2023, the Company had unrealized gains of $104,415.

During the year ending December 31, 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of June 30, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since 2020.

The Company currently has a tax net operating loss carryforwards of approximately $6,300,000 for which it may receive future tax benefits. However, as of June 30, 2023 and December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 26%, the deferred tax asset is $1,629,765 and the valuation allowance is $1,629,765 which nets to a deferred tax asset of $0 as of June 30, 2023 and December 31, 2022, resulting in an effective tax rate of 0%. The change in valuation during the six months ending June 30, 2023 was $386,416.

The components of the Company’s deferred tax assets are as follows:

	June 30, 2023	December 31, 2022
Net operating loss carryforward	$6,268,328	$4,782,111
Total net operating loss carryforwards	$6,268,328	$4,782,111

Deferred tax asset on NOL	$1,629,765	$1,243,349
Less: Valuation allowance	(1,629,765)	(1,243,349)
Deferred tax asset, net	$-	$-

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2023

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of June 30, 2023 and December 31, 2022, there was 95,271,428 and 93,899,196 shares of common stock issued and outstanding, respectively.

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold 1,274 shares of common stock for gross proceeds of $675.

During the six months ending June 30, 2022, the Company opened up a Regulation A raise and sold an additional 545,394 shares of common stock for gross proceeds of $800,247. There were $103,944 in net fees related to the fundraise. Of the gross proceeds, there was $44,496 placed in escrow to be distributed to the Company.

During the year ending December 31, 2022, the Company continued with the Regulation A raise and sold a total of 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58/share. There were an additional 84,055 bonus shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company subsequent to year end.

During the six months ending June 30, 2023, the Company continued with the Regulation A raise and sold an additional 1,372,232 shares of common stock for gross proceeds of $2,022,650. There were $303,402 in net fees related to the fundraise. Of the gross proceeds, there was $113,500placed in escrow to be distributed to the Company. The total escrow balance as of June 30, 2023 was $219,647.

As discussed in NOTE 5 – RELATED PARTY TRANSACTIONS, the Company’s CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

NOTE 9 – OTHER INCOME

During the six months ending June 30, 2023, the Company received $100,000 in from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic.

See accompanying financial statements.

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation*
2.2	Articles of Amendment to the Articles of Incorporation*
2.3	Bylaws and the Certificate of Amendment to the Bylaws*
2.4	Certificate of Amendment to the Bylaws dated November 19, 2021*
4.1	Form of Subscription Agreement*
6.1	Guinn Partners Consultancy Agreement dated November 1, 2020*
6.2	Loan Agreement and Promissory Note dated February 26, 2020 and amended January 1, 2021 between the Company and Glover 38 Holdings, LLC*
6.3	Assignment of Rights dated February 26, 2020*
6.4	Assignment Contract dated January 7, 2019*
6.5	Assignment of patent rights dated March 3, 2021 to the Company from G38*

*	Filed with the Company’s Form 1-A (File No. 024-11732) and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hampton, State of Virginia, on October 10, 2023.

Wireless Electrical Grid LAN, WiGL Inc.

By	/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ahmad Glover
Dr. Ahmad Glover, Executive Chair of the Board, Chief Executive Officer, Chief Financial Officer Chief Accounting Officer and Director
Date: October 10, 2023